NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA, CANADA OR JAPAN

16 April 2003

CELLTECH GROUP PLC (“CELLTECH”)

CASH OFFER FOR OXFORD GLYCOSCIENCES PLC (“OGS”)

Further to Celltech’s earlier announcement today, Celltech’s Offer for OGS is now declared unconditional in all respects and will remain open until further notice.

As at 3:00 p.m. (London time) today, valid acceptances of its Offer had been received in respect of 5,582,673 OGS Shares (including those represented by OGS ADSs), representing approximately 9.97 per cent. of the issued share capital of OGS and Celltech has also purchased 26,418,956 OGS Shares, representing approximately 47.17 per cent. of the issued share capital of OGS, which both meet the requirements of the City Code on Takeovers and Mergers (the “City Code”) for counting towards fulfilment of the acceptance condition of the Offer. Accordingly, Celltech has now acquired or received valid acceptances in respect of, an aggregate of 32,001,629 OGS Shares (including those represented by OGS ADSs), representing approximately 57.14 per cent. of the issued share capital of OGS.

In addition, on 14 April 2003, Celltech purchased a further 2,351,488 OGS Shares, representing approximately 4.20 per cent. of the issued share capital of OGS, which await settlement. Accordingly, subject to the settlement of the share purchases made on 14 April 2003, Celltech has now acquired or received valid acceptances in respect of, an aggregate of 34,353,117 OGS Shares (including those represented by OGS ADSs), representing approximately 61.34 per cent. of the issued share capital of OGS.

Save as set out above, neither Celltech, nor any person acting or deemed to be acting in concert with Celltech, owned any OGS Shares on 22 January 2003 (being the business day prior to the commencement of the offer period), nor have any of such persons acquired or agreed to acquire any OGS Shares (including OGS Shares represented by OGS ADSs) during the offer period and no acceptances of the Offer have been received from any persons acting or deemed to be acting in concert with Celltech.

Shareholders in OGS who wish to accept the Offer, and who have not done so, should return their Form(s) of Acceptance as soon as possible. Further Forms of Acceptance can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by telephoning the Helpline on 0870 600 0673 (if calling from the United Kingdom), (1) 800 858 1202 (if calling from the United States or if you are an OGS ADS Holder) or +44 (0) 1903 702 767 (if calling from elsewhere). If you are an OGS ADS Holder and wish to accept the Offer, you should follow the instructions set out in the Letter of Transmittal. If OGS Shareholders or OGS ADS Holders are in any doubt as to the procedures for acceptance, they should contact the Helpline on the above numbers.

Celltech Group plc 208 Bath Road Slough Berks SL1 3WE United Kingdom
Tel: +44 01753 534655 Fax +44 01753 447590 E/mail: www.celltechgroup.com

Dr. Peter Fellner commented:

“We are happy to be able to declare the Offer unconditional and can now focus on the integration process.”

A further announcement will be made in due course.

Enquiries:

For further information contact:

Celltech Group plc	Telephone: +44 (0)1753 534 655
Dr Peter Fellner, Chief Executive
Peter Allen, Chief Financial Officer
Richard Bungay, Director of Corporate Communications

JPMorgan	Telephone: +44 (0)20 7742 4000
Bernard Taylor, Vice Chairman
Julian Oakley, Managing Director

Brunswick London Jon Coles Fiona Fong	Telephone: +44 (0)20 7404 5959

Brunswick New York Cindy Leggett-Flynn	Telephone: +1 212 333 3810

Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC’s website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

THE INITIAL OFFER PERIOD HAVING EXPIRED UPON THE OFFER BEING DECLARED UNCONDITIONAL IN ALL RESPECTS, OGS SECURITYHOLDERS WILL NOT HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER DURING THE SUBSEQUENT OFFER PERIOD.

Not less than 14 calendar days’ notice in writing will be given prior to the closing of the Offer by or on behalf of Celltech to those OGS Securityholders who have not accepted the Offer.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

OGS has equity securities traded on the London Stock Exchange and NASDAQ. The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END